United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Press Release
CVRD approves increase in pellet production capacity
Rio de Janeiro, October 24, 2005 — Companhia Vale do Rio Doce (CVRD) announces that it has approved projects to increase its pellet production capacity by 14.6 million tons per year. The expansion will take place in Samarco Mineração S.A. (Samarco) and Caemi Mineração Metalurgia S.A (Caemi).
The Board of Directors of Samarco, supported by a favorable vote from CVRD, approved investment of US$1.183 billion in the construction of its third pelletizing plant, located in southeast of Brazil. CVRD owns 50% of Samarco, the remaining half being owned by BHP Billiton.
The new pelletizing plant will add 7.6 million tons per year of capacity to Samarco, increasing its output to 21.6 million tons per year of blast furnace and direct reduction pellets. The new plant is scheduled for startup in the first half of 2008, and will use Brazilian iron ore as raw material. The project also includes construction of a new beneficiation plant, a new 400-kilometer pipeline, and increased capacity for storage of products and outflow through the port.
The pelletizing plant capacity expansion will be enabled by the development of the Fazendão mine, of CVRD’s Southern System, in the Brazilian state of Minas Gerais, which will provide 10 million tons of unprocessed (run of mine) iron ore to Samarco, in addition to the two million tons of concentrates that CVRD currently provides.
CVRD also approved a project of its wholly owned subsidiary Caemi, for the construction of a pelletizing plant with capacity for 7 million tons per year, and startup scheduled for 2008. The estimated investment, which also includes a beneficiation plant and a 4-km pipeline to carry its output, is estimated at US$759 million.
CVRD is the world’s largest producer and exporter of pellets, and Samarco is an integral part of its strategy for the development of the pelletizing business. Besides the 50% holding in Samarco, CVRD owns and operates 10 other pelletizing plants. CVRD’s pellet production in 2004, according to the attributed production criterion, was 45.4 million tons.
The construction of CVRD’s new plant as well as it’s support for the development of Samarco’s third pelletizing plant, represents CVRD’s commitment to companies located in Brazil and to the pellets market, which is in a phase of vigorous growth.
The growing demand for pellets has been motivated by factors such as: the increase in the relative scarcity of lumps, the need to reduce CO2 emissions — strengthened by the Kyoto treat — which leads to a reduction in the use of sintering, the intensive quest for productivity gains, the growth in the generation of pellet feed by Brazilian iron ore producers, and the growth in the direct reduction market with the development of new projects in the Middle East and Southeast Asia.
The investments in iron ore and pellets approved and/or supported by CVRD are in line with the Company’s strategy of consolidating its position as leader in the supply of pellets worldwide, benefiting from the enormous potential that this market offers.

For more information, contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 25, 2005	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations